August 4, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	SMC ENTERTAINMENT, INC.
Withdrawal of June 8, 2023 Registration Statement on Form 10-12G (File No. 000-56558)

Ladies and Gentlemen:

SMC ENTERTAINMENT, INC. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its June 8, 2023 Registration Statement on Form 10-12G (File No. 000-56558), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on June 8, 2023.

The Registrant is seeking withdrawal of the Registration Statement prior to effectiveness because it plans, instead, to file a new Form 10-12G to address the Commission’s comments in its July 6, 2023 letter.

Please confirm the withdrawal of the June 8, 2023 Registration Statement with a telephone call to the Registrant’s counsel, Matheau J. W. Stout, Esq., 201 International Circle, Suite 230, Hunt Valley, MD 21030. number (410) 429-7076.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

SMC ENTERTAINMENT, INC.

/s/ Erik Blum

Erik Blum

Chief Executive Officer